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STEPHEN E. ROTH
DIRECT LINE: 202.383.0158
Internet: sroth@sablaw.com

                                 March 4, 2003

VIA EDGAR
---------

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      MONY Variable Account L
                  File No. 333-103553
                  Accession No. 0000950109-03-000931
                  Withdrawal of Registration Statement Pursuant to Rule 477
                  ---------------------------------------------------------

Commissioners:

         On behalf of MONY Variable Account L (the "Variable Account") of MONY Life Insurance Company ("MONY"), we hereby request that the above-referenced registration statement under the Securities Act of 1933 (Form N-6, File No. 333-103553) be withdrawn, pursuant to Rule 477 under that Act.

         On March 3, 2003, the registration statement was inadvertently submitted and accepted via EDGAR as an initial registration statement on N-6, the incorrect filing type. On March 3, 2003, the registration statement was re-submitted and accepted via EDGAR as a 485APOS, the correct filing type (File No. 333-40554). The initial registration statement on N-6 (File No. 333-103553) never became effective and no securities were sold in connection with that registration statement.

         It should be noted that the Variable Account is a registered unit investment trust under the Investment Company Act of 1940 (the "1940 Act") (File No. 811-06215). The Variable Account is the funding vehicle for different classes of variable life insurance policies issued by MONY, registered separately under the Securities Act of 1933. Therefore, the Variable Account will maintain its registered status under the 1940 Act.

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U.S. Securities and Exchange Commission
March 4, 2003
Page 2 of 2

         If there are any questions or comments concerning this request, please call me at (202) 383-0158 or Pamela Ellis at (202) 383-0566.

                                 Sincerely,

                                 Stephen E. Roth

cc:      Ellen Sazzman, Esq.
         Haroula Ballas, Esq.
         Pamela K. Ellis, Esq.